Filed by Umpqua Holdings Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: North Bay Bancorp
File No.: 000-31080
Filing Person: Umpqua Holdings Corporation
File Number: 000-25597

April 5, 2007

Dear North Bay Bancorp Shareholder:

You have previously received proxy materials in connection with the Special Meeting of Shareholders of North Bay Bancorp to be held on Wednesday, April 25, 2007. According to our latest records, your PROXY VOTE for this meeting HAS NOT BEEN RECEIVED.

North Bay Bancorp is asking shareholders to vote on Proposal 1: to approve the proposed terms of an agreement and plan of reorganization by and among Umpqua Holdings Corporation, Umpqua Bank, North Bay Bancorp and The Vintage Bank.

Since the required vote to approve the merger agreement is the affirmative vote of a majority of all shares outstanding and eligible to vote, if you do not instruct your broker, your shares will not be voted, which will have the same effect as a vote against the Merger.

Regardless of the number of shares you own, it is important that they be represented at the meeting. Your vote matters to us and we need your support. Please vote your shares now so that your vote can be counted without delay.

We strongly encourage you to vote your shares today. Voting is easy. You may utilize one of the options below to ensure that your vote is promptly recorded in time for the Meeting:

1.	VOTE BY MAIL: You may cast your vote by mail by signing, dating and mailing the enclosed proxy card in the postage- prepaid return envelope provided.

2.	VOTE BY TOUCHTONE PHONE: You may cast your vote by calling the toll-free number on the enclosed proxy card. Using your control number located on your proxy card, cast your ballot.

3.	VOTE BY THE INTERNET: You may cast your vote using the Internet by logging into the Internet address located on the enclosed proxy card at www.proxyvote.com and following the instructions on the website.

YOUR PARTICIPATION IS IMPORTANT - PLEASE VOTE TODAY!

If you have any questions relating to this Shareholder Meeting or voting your shares, you may call our proxy specialists toll-free at 800-314-9816 and ask for extension 4119 between the hours of 8:00 a.m. and 10:00 p.m. Monday through Friday Eastern time. You may also contact this number to request additional proxy materials.

Thank you in advance for your support. Sincerely, North Bay Bancorp

IF YOU HAVE RECENTLY MAILED YOUR PROXY,
PLEASE ACCEPT OUR THANKS AND DISREGARD THIS REQUEST